SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of February 2008

SCAILEX CORPORATION LTD.
(Translation of registrant’s name into English)

16 Shenkar St, Entrance B,
Herzliya Pituach,
P.O.B. 12423
Israel, 46733
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

1.	On January 22, 24, 27, 28, 29, 31 and February, 3, 4, 5, 11, 13, 2008, Scailex Corporation Ltd. (the “Company”) filed a report with the Israeli Securities Authority and the Tel Aviv Stock Exchange regarding changes in shareholdings of interested parties, as follows:

A.	Tao Tsout Ltd. purchased on January 21, 22, 23, 24, 27, 30, 31 and February 3, 7, 11, 12, 2008, 163,553 ordinary shares of the Company, as follows:

Date	Number of Shares	Purchase Price ILS / $

21/01/08	20,000	39.30
22/01/08	5,440	36.97
22/01/08	1,100	37.05
22/01/08	300	37.35
22/01/08	300	37.40
23/01/08	226	39.63
23/01/08	1,000	39.09
24/01/08	41,500	38.89
27/01/08	10,000	38.50
30/01/08	133	38.27
30/01/08	2,600	38.50
31/01/08	10,192	38.69
03/02/08	3,500	38.67
07/02/08	2,138	36.34
07/02/08	4,604	36.35
07/02/08	5,799	36.37
07/02/08	2,601	36.41
07/02/08	1,500	36.63
07/02/08	10,100	37.25
11/02/08	12,000	37.25
12/02/08	139	37.44
12/02/08	2,752	37.45
12/02/08	5,769	37.50
12/02/08	60	37.70
12/02/08	10,300	37.80
12/02/08	500	37.99
12/02/08	9,000	38.00

B.	Sunny Electronics Ltd. purchased on January 22, 23, 28, 2008, 157,021 ordinary shares of the Company, as follows:

22/01/08	300	37.54
22/01/08	18,554	37.60
22/01/08	500	37.65
22/01/08	437	37.69
22/01/08	9,063	37.70
22/01/08	568	37.85
22/01/08	900	37.90
22/01/08	6,532	37.91
22/01/08	5,000	38.00
22/01/08	2,800	38.12
22/01/08	2,000	38.48
22/01/08	100	38.50
22/01/08	3,600	38.78
22/01/08	4,600	38.79
22/01/08	550	38.80
22/01/08	3,900	38.84
22/01/08	3,500	38.85
22/01/08	3,802	38.87
22/01/08	6,500	38.88
22/01/08	4,774	38.89
22/01/08	11,900	38.90
22/01/08	1,500	38.99
22/01/08	10,274	39.00
22/01/08	14,677	39.39
23/01/08	20,690	39.00
28/01/08	350	38.28
28/01/08	1,381	38.30
28/01/08	3,269	38.29
28/01/08	15,000	38.30

After the above mention purchases the holdings status of our interested parties are as follow:

			Percentage of the company's shares
Name of interested parties	Number of Shares / (*) Options		Outstanding	Fully diluted

Tao Tsuot Ltd.[1]	8,898,171		23.3%	23.3%
Ilan Ben Dov	117,062		0.3%	0.3%
Sunny Electronics Ltd.	4,882,956		12.8%	12.8%
Israel Petrochemical Enterprises Ltd.	19,112,255		50.06%	49.95%
Modi Peled (Via Palgo Ltd.)	2,300		0.01%	0.01%
Yahel Shachar	40,000	(*)	0%	0.1%

[1] The Ben Dov group, which includes Tao Tsout Ltd, Suny Electronics Ltd. and Ilan Ben Dov himself and its wholly owned subsidiaries, hold, as of the date of the report, 13,898,189 ordinary shares of the Company, representing 36.4% of the Company’s issued share capital and 36.4% on a fully diluted basis.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 13, 2008	SCAILEX CORPORATION LTD. By: /s/ Shachar Rachim —————————————— Shachar Rachim Chief Financial Officer